BARRICK GOLD CORPORATION

Consolidated Financial Statements and
Management’s Discussion and Analysis of Financial and Operating Results

FOR THE THREE MONTHS ENDED MARCH 31, 2003

In accordance with Canadian Generally Accepted Accounting Principles

Management’s Discussion and Analysis of Financial and Operating Results

What follows is a discussion and analysis of the factors contributing to the results of operations in first quarter 2003.

HIGHLIGHTS

In first quarter 2003 we met our operating targets, producing 1.26 million ounces of gold at total cash costs of $194 per ounce, compared to 1.37 million ounces of gold at $175 per ounce in first quarter 2002. Our existing mines produced the same amount as the year earlier, while the lower production compared to the year earlier quarter is due to the closure of five mines over the course of 2002, which contributed over 100,000 ounces to first quarter 2002. The higher costs in 2003 are primarily related to higher energy costs and royalties, as spot gold prices increased 20% over the year earlier quarter. In addition, mining at Betze-Post took place in a lower grade area of the pit. Production is expected to increase and cash costs to decline for the balance of the year, as grades improve at the Betze-Post mine. Net income increased to $53 million ($0.10 per share), compared to $28 million ($0.05 per share) for first quarter 2002. This increase partly reflects non-hedge derivative gains of $36 million in 2003, compared to losses of $16 million in the year earlier quarter. Earnings were negatively affected by higher exploration expense and administration costs and lower interest income compared to the year earlier quarter.

For the first time in 15 years, spot gold prices increased above our current year forward price, allowing us to demonstrate the flexibility of our forward sales program, as we sold all of our production at higher spot gold prices early in the quarter and delivered all of our production into our forward sales program during late March as gold prices receded. The decline in gold prices and lease rates was the primary factor that resulted in a $36 million gain on non-hedge derivatives, compared to a $16 million loss for the year earlier period. In first quarter 2003, operating cash flows totaled $145 million, benefiting from higher gold prices, compared to $133 million for first quarter 2002, while our cash balance increased $71 million to $1.1 billion at March 31.

GOLD SALES

Revenue for first quarter 2003 was $449 million on gold sales of 1.29 million ounces, compared to $475 million in revenue on 1.45 million ounces for first quarter 2002. The lower revenue was due to an 11% decrease in ounces sold during the quarter, partially offset by an $18 per ounce (5%) increase in the average realized price. During the quarter, spot gold prices ranged from a high of $389 to a low of $326 per ounce, averaging $352 per ounce. We realized $348 per ounce during the quarter, delivering at spot prices in January, February and early March and, as gold prices declined later in March, delivering production against our higher $340 per ounce forward sales contracts.

     While our forward sales program remains an important tool for the Company, particularly as a means of securing predictable revenue given the large development program planned over the next five years, the program is larger than we would like it to be in the current gold environment. During the quarter, we continued to use market opportunities to bring our program down from 35% of operating mine reserves — or over three years of production — to a more optimal upper parameter of two years of production, with the actual level determined by market conditions. With the higher expected gold price volatility, we may opportunistically reduce the size of the program on gold price dips but add to the program on gold price spikes in an effort to improve the average price of the contracts in the program. Overall, over the course of the quarter, we reduced the committed position from 18.1 million ounces to 17.3 million ounces and by late April the program had declined to 16.3 million ounces.

REVIEW OF OPERATIONS AND DEVELOPMENT PROJECTS

Total operating costs for first quarter 2003 were $262 million, compared to $266 million for the year earlier period. On a per ounce basis, total cash costs for the quarter were $194 compared to $175 in the year earlier quarter. These operating results were in line with plan. Operating performance is expected to be better in the final three quarters of the year, resulting in overall

BARRICK FIRST QUARTER REPORT 2003	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

production of 5.4 to 5.5 million ounces at total cash costs of $180 to $190 per ounce for 2003.

     In September 2002, we announced a development plan consisting of targets and timelines for four new mines over the next five years. Each of those four projects progressed in first quarter 2003.

     For detailed information on each of our operations and development projects, please see accompanying US GAAP Management Discussion and Analysis of Financial and Operating Results (pages 7-10).

AMORTIZATION

Amortization totaled $120 million, or $89 per ounce in first quarter 2003, compared to $148 million, or $98 per ounce in the year-earlier quarter. Amortization per ounce in the year-earlier quarter reflected the provisional purchase price allocations at that time for the Homestake acquisition. By the end of 2002, amortization calculated using the final purchase price allocation was $79 per ounce. The increase in first quarter 2003 from $79 per ounce to $89 per ounce is largely due to the change in the production mix across our portfolio of mines, with increased contributions from mines with higher depreciation rates per ounce (Meikle, Pierina and Bulyanhulu) and the closure of five mines in 2002 with depreciation rates per ounce less than $40.

ADMINISTRATION

First quarter 2003 administration costs were $22 million, an increase of $5 million over the year earlier period due to additional severance costs. Excluding severance costs, administration costs would have been $17 million, similar to 2002. For 2003, administration costs are expected to total $70 million.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments. For first quarter 2003, interest and other income was $2 million, down $7 million dollars compared to the prior year period. Interest and other income for the quarter included interest income of $7 million and a gain on the sale of assets of $2 million, partially offset by a provision for a loss of $7 million on short-term investments related to certain Homestake management pension obligations. For the full year, interest income is expected to total approximately $25 million, as we have entered into interest rate swaps on $800 million of our cash balance at an average interest rate of 3.4%, with the balance earning interest at the current short-term rate of 1.2%.

INTEREST ON LONG-TERM DEBT

We incurred $13 million in interest costs in first quarter 2003, and $13 million in first quarter 2002, related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In the first quarter of 2003 we capitalized interest at Veladero of $1 million. In first quarter 2002, this project did not qualify for capitalization of interest.

     For the full year, we expect to incur about $60 million in interest costs, of which we expect to capitalize $10 million to our construction projects.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and interest and lease rate contracts, and exclude our normal sales contracts.

     The total mark-to-market gain on the non-hedge derivative positions included in first quarter 2003 earnings was $36 million, compared with a loss of $16 million in the prior year period. The gain during the quarter primarily relates to lower lease rates and gold prices compared to the end of 2002.

     Our spot deferred contracts have fixed lease rates; however, for about one third of the contracts we swapped out of the fixed lease rates for floating lease rates to take advantage of lower short term rates. As gold prices and lease rates decline, an unrealized mark-to-market gain on these swap contracts was recorded and flowed through earnings in the first quarter. We expect to see ongoing fluctuations in these swap contracts in the following quarters as gold prices and lease rates change.

INCOME TAXES

In first quarter 2003, we recorded an income tax expense of $3 million. Our low effective tax rate for 2003 partly reflects the fact that non-hedge derivative gains were taxed in a low tax-rate jurisdiction. Excluding non-hedge derivative gains, our

BARRICK FIRST QUARTER REPORT 2003	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

effective tax rate was 15%, compared to a credit of $15 million in the year earlier period, primarily due to the increase in spot gold prices from $290 per ounce in first quarter 2002 to $352 per ounce in first quarter 2003. Our tax rate rises as gold prices rise, as a larger portion of our earnings are taxed in higher tax jurisdictions. We estimate that if gold prices average $350 in 2003 our tax rate would be 15-20%.

     In first quarter 2002, we recorded an income tax credit of $15 million. This tax credit arose primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations as well has tax benefits of $16 million relating to losses on non-hedge derivatives and the drawdown of future tax liabilities on purchase accounting adjustments relating to the Homestake merger.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate free cash flows — revenue generated from our existing operations available to reinvest in our business — is one of our fundamental financial strengths. Combined with our large cash balance of $1.1 billion at March 31, 2003 and our $1 billion undrawn bank facility, we have sufficient access to capital resources to develop our internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

We generated operating cash flow of $145 million in first quarter 2003, compared to $133 million in the year earlier period. The main reasons for this increase were higher earnings and gold prices in 2003. Earnings and operating cash flows will fluctuate with the price of gold. At gold prices above $340 per ounce, we expect to sell 100% of our production at the higher spot price, while at spot gold prices below $340 per ounce, we expect to sell 100% of our production at our forward sales price of $340 per ounce, generating additional revenue from each gold sale.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

CAPITAL EXPENDITURES

Capital expenditures for first quarter 2003 totaled $80 million, compared to $60 million for the year earlier period. The increase is due principally to spending in Australia ($21 million), primarily for underground development and new mining equipment. Capital expenditures in first quarter 2003 also included $23 million in North America, comprised primarily of underground development and equipment purchases. In Tanzania, capital expenditures included $10 million spent at the Bulyanhulu Mine on underground development, while in South America capital expenditures totaled $20 million, primarily at Veladero ($9 million), and Pierina and Alto Chicama ($9 million), as well as engineering and development work at Pascua-Lama ($2 million).

BARRICK FIRST QUARTER REPORT 2003	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCING ACTIVITIES

During first quarter 2003, our cash inflow from financing activities was $1 million, compared with an inflow of $34 million in the year earlier period. The higher inflow in the year earlier quarter principally related to proceeds from the exercise of stock options.

OUTLOOK

We believe growth opportunities exist within our existing asset base. Our objective is to grow our business organically — running our existing operations as efficiently and effectively as possible, as we develop our new generation of mines, and continue with the largest exploration program in the industry.

     In first quarter 2003, the flexibility in our forward sales program allowed us to fully participate in higher gold prices, selling every ounce we produced at the higher spot prices in January, February and early March, and when gold prices receded in late March delivering into our contracts to sell 100% of our production at $340 per ounce. We achieved an average $348 per ounce for all ounces sold during the quarter, compared to a spot price average of $352. We plan to continue to take advantage of the flexibility inherent in our program and spot gold price volatility and expect to reduce the size of our forward sales position over time, subject to market conditions.

     Overall for 2003, we remain on plan to produce 5.4 to 5.5 million ounces at an average total cash cost of $180 to $190 per ounce and a total production cost of $270 to $280 per ounce.

     We expect exploration and business development expenses to be approximately $70 million. Administration expense for the year is expected to be approximately $70 million, and interest expense approximately $50 million. Interest income is expected to be approximately $25 million, while at $350 per ounce gold our tax rate is expected to be between 15 and 20%. Capital expenditures for the year are expected to total about $220 million at our existing operations, and a further $210 million at the four projects, for a total of about $430 million. We finished first quarter 2003 with a strong balance sheet, a portfolio of high-quality, long-life properties, a promising development pipeline with a strategy to bring it on stream, and a cash position of $1.1 billion, with no net debt.

NON-GAAP MEASURES

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company’s ability to generate cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of our operating mines to generate cash flow. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK FIRST QUARTER REPORT 2003	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

	Three months ended Mar. 31,

(in millions of United States dollars except per ounce amounts)	2003	2002

Operating costs per financial statements	$262	$266
Reclamation, closure and other costs	(11)	(11)

Operating costs for per ounce calculation	$251	$255

Ounces sold (thousands)	1,292	1,452
Total cash costs per ounce	$194	$175

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

FINANCIAL RISK MANAGEMENT

Forward Sales

The estimated fair value of the gold contracts at March 31, 2003 was approximately $489 million negative, and the fair value of silver contracts was $17 million positive. The fair value of our foreign currency contracts at March 31, 2003 was $78 million positive. The value of gold contracts is based on the net present value of cash flows under the contracts, based on a gold spot price of $336 per ounce and market rates for LIBOR and gold lease rates. The year-to-date change in the fair value of our gold contracts is detailed as follows:

Continuity Schedule of the Change in the Mark-to-Market Value of the Gold Hedge Position (millions)

Fair value as at December 31, 2002 — Loss	$(639)
Impact of change in spot price (from $347 per ounce to $336 per ounce)	192
Contango period to date	35
Impact of change in valuation inputs other than spot metal prices (e.g. interest rates, lease rates, and volatility)	(77)

Fair value as at March 31, 2003 — Loss	$(489)

The mark-to-market value of the gold contracts would approach zero (breakeven) at a spot gold price of approximately $309 per ounce, assuming all other variables are constant.

BARRICK FIRST QUARTER REPORT 2003	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

	Three months ended March 31,
(in millions of United States dollars, except per share data, Cdn GAAP basis)
(Unaudited)	2003	2002

Gold sales (note 9)	$449	$475

Costs and expenses Operating (notes 2 and 9)	262	266
Amortization-property, plant and equipment (note 9)	106	148
Amortization-intangible assets (note 9)	14	—
Administration	22	17
Exploration and business development	15	11

	419	442

Interest and other income	2	9
Interest expense	(12)	(13)
Non-hedge derivative gains (losses) (note 7D)	36	(16)

Income before income taxes	56	13
Income taxes	(3)	15

Net income	$53	$28

Earnings per share data (note 3):
Net income
Basic and diluted	$0.10	$0.05

The accompanying notes are an integral part of these unaudited consolidated financial statements

BARRICK FIRST QUARTER REPORT 2003	6	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

	Three months ended March 31,
(in millions of United States dollars, Cdn GAAP basis)
(Unaudited)	2003	2002

OPERATING ACTIVITIES
Net income for the period	$53	$28
Amortization	120	148
Changes in capitalized mining costs	18	9
Future income taxes	(8)	(15)
Other items (note 10)	(38)	(37)

Net cash provided by operating activities	$145	$133

INVESTING ACTIVITIES
Property, plant and equipment	(80)	(60)
Short-term investments	—	72
Other items	5	—

Net cash provided by (used in) investing activities	(75)	12

FINANCING ACTIVITIES
Capital stock	1	35
Long-term debt repayments	—	(1)

Net cash provided by financing activities	1	34

Increase in cash and equivalents	71	179
Cash and equivalents at beginning of period	1,044	574

Cash and equivalents at end of period	$1,115	$753

The accompanying notes are an integral part of these unaudited consolidated financial statements

BARRICK FIRST QUARTER REPORT 2003	7	FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, Cdn GAAP basis)	As at March 31,	As at Dec. 31,
(Unaudited)	2003	2002

ASSETS
Current assets
Cash and equivalents	$1,115	$1,044
Short-term investments	28	36
Accounts receivable	72	72
Inventories and other current assets (note 4)	168	176

	1,383	1,328
Property, plant and equipment	3,846	3,881
Capitalized mining costs, net	253	272
Intangible assets	710	724
Goodwill	1,247	1,247
Other assets	278	252

Total assets	$7,717	$7,704

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$163	$164
Other current liabilities	223	282

	386	446
Long-term debt	757	757
Other long-term obligations	370	353
Future income taxes	559	552

Total liabilities	2,072	2,108

Shareholders’ equity
Capital stock	5,041	5,040
Retained Earnings	630	577
Cumulative foreign currency translation adjustments	(26)	(21)

Total shareholders’ equity	5,645	5,596

Commitments and contingencies (note 8)

Total liabilities and shareholders’ equity	$7,717	$7,704

     The accompanying notes are an integral part of these unaudited consolidated financial statements

BARRICK FIRST QUARTER REPORT 2003	8	FINANCIAL STATEMENTS

Consolidated Statement of Shareholders’ Equity

STATEMENT OF SHAREHOLDERS’ EQUITY

(in millions of United States dollars, Cdn GAAP basis) (Unaudited)	2003

Common shares (number in millions)
At January 1	542
Issued for cash/on exercise of stock options	—

At March 31	542

Common shares (amount in millions)
At January 1	$5,040
Issued for cash/on exercise of stock options	1

At March 31	$5,041

Retained Earnings
At January 1	$577
Net income	53

At March 31	$630

Cumulative foreign currency translation adjustments	$(26)

Total shareholders’ equity at March 31	$5,645

The accompanying notes are an integral part of these unaudited consolidated financial statements

BARRICK FIRST QUARTER REPORT 2003	9	FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (CDN GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, Canadian GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1	BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	disclosures of contingent assets and liabilities; and

•	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and non-reserve material expected to be converted into proven and probable reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

•	the value of assets and liabilities acquired in business combinations, as well as allocations of goodwill to reporting units;

•	the value of inventories (which are stated at the lower of average cost and net realizable value);

•	decisions as to when exploration and mine development costs should be capitalized or expensed;

•	whether property, plant and equipment, capitalized mining costs, intangible assets and goodwill may be impaired;

•	our ability to realize income tax benefits recorded as future income tax assets; and

•	the rate at which we charge amortization to earnings.

BARRICK FIRST QUARTER REPORT 2003	10	NOTES TO FINANCIAL STATEMENTS

We also estimate:

•	costs associated with reclamation and closure of mining properties;

•	remediation costs for inactive properties;

•	the fair values of derivative instruments; and

•	the likelihood and amounts associated with contingencies.

We regularly review the estimates and assumptions that affect our financial statements, however, what actually happens could differ from those estimates and assumptions.

2	OPERATING COSTS

For the three months ended March 31	2003	2002

Cost of goods sold	$228	$242
Amortization of capitalized mining costs	•36	36
By-product revenues	(27)	(30)
Royalty expenses	12	8
Production taxes	4	1
Reclamation and closure costs	9	9

	$262	$266

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We record amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period to period results of operations. The application of our deferred stripping accounting policy in the three months ended March 31, 2003 resulted in an increase in operating costs by $18 million compared to actual costs incurred (three months ended March 31, 2002 — $9 million increase).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios(1)

For the three months ended March 31	2003	2002

Betze-Post (Goldstrike)	112:1	112:1
Pierina	48:1	48:1

(1)	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

BARRICK FIRST QUARTER REPORT 2003	11	NOTES TO FINANCIAL STATEMENTS

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

3	EARNINGS PER SHARE

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2003 which amounted to 541•million shares (2002 —536 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three months ended March 31, 2003 and 2002 were 542 million shares and 537 million shares, respectively.

4	INVENTORIES AND OTHER CURRENT ASSETS

	At March 31,	At Dec. 31,
	2003	2002

Gold in process and ore in stockpiles	$91	$105
Mine operating supplies	60	59
Prepaid expenses	17	12

	$168	$176

Gold in process and ore in stockpiles excludes $77 million (December 31, 2002 — $61 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

5	CAPITAL STOCK

Homestake Canada Inc. (“HCI”) exchangeable shares

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. HCI is a subsidiary that holds our interest in the Hemlo and Eskay Creek mines.

At March 31, 2003, 1.6 million HCI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million HCI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding HCI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to HCI for holders of exchangeable shares.

BARRICK FIRST QUARTER REPORT 2003	12	NOTES TO FINANCIAL STATEMENTS

Summarized financial information for HCI

Three months ended
March 31, 2003

Total revenues and other income	$52
Less costs and expenses	53

Loss before taxes	$(1)

Net loss	$(22)

	At March 31,	At December 31,
	2003	2002

Current assets	$88	$91
Non-current assets	291	236

Total assets	379	327

Other current liabilities	16	75
Notes payable	430	407
Other long-term liabilities	77	18
Future income taxes	131	122
Shareholders’ equity	(275)	(295)

Total liabilities and shareholders’ equity	$379	$327

6	EMPLOYEE STOCK-BASED COMPENSATION

Common stock options

Stock option activity (shares in millions)

	Common	Weighted	Common	Weighted
	shares	average	shares	average
	(number)	price (C$)	(number)	price (US$)

At December 31, 2002	18.9		3.1
Granted	0.5	$23.99	—	—
Cancelled or expired	(0.2)	$34.36	(0.1)	$23.28

At March 31, 2003	19.2		3.0

CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in CICA 3870 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

BARRICK FIRST QUARTER REPORT 2003	13	NOTES TO FINANCIAL STATEMENTS

Stock option expense (per share amounts in dollars)

For the three months ended March 31	2003	2002

Pro forma effects
Net income, as reported	$53	$28
Stock option expense	(6)	(5)

Pro forma net income	$47	$23

Net income per share
As reported(1)	$0.10	$0.05
Pro forma(1)	$0.09	$0.04

(1)	basic and diluted

7	DERIVATIVE INSTRUMENTS

A	Derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices, interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policy for derivative instruments, refer to note 22 of our audited consolidated financial statements for the three years ended December 31, 2002.

BARRICK FIRST QUARTER REPORT 2003	14	NOTES TO FINANCIAL STATEMENTS

B	Gold and silver contracts outstanding at March 31, 2003

Maturity/Scheduled for delivery in	2003	2004	2005	2006	2007	2008+	Total

Gold contracts
Spot deferred contracts
Ounces (thousands)	4,120	800	900	900	900	8,000	15,620
Average price per ounce	$340	$331	$330	$331	$335	$339	$338
Variable price gold sales and option contracts
Ounces (thousands)	225	350	300	250	—	600	1,725
Average price per ounce at cap expiry date	$321	$310	$317	$332	—	$367	$336

Total gold ounces (thousands)	4,345	1,150	1,200	1,150	900	8,600	17,345
Average price per ounce	$339	$325	$327	$331	$335	$341	$337

Silver contracts
Spot deferred contracts
Ounces (thousands)	8,690	9,000	9,000	3,000	3,000	—	32,690
Average price per ounce	$4.95	$5.14	$5.14	$5.19	$5.19	—	$5.10
Written silver call options
Ounces (thousands)	2,750	3,000	2,000	—	—	—	7,750
Average exercise price per ounce	$5.00	$5.40	$5.00	—	—	—	$5.15

Total silver ounces (thousands)	11,440	12,000	11,000	3,000	3,000	—	40,440
Average price per ounce	$4.96	$5.21	$5.11	$5.19	$5.19	—	$5.11

In addition to the above-noted contracts, we also have: (1) off-take contracts for the sale of 1.4 million ounces of gold spread over the next 10 years, at then prevailing spot prices; and (2) receive-fixed gold lease rate swaps on 5.8 million ounces of gold spread from 2004 to 2012, mainly for gold contracts with expected delivery dates beyond 2006.

The largest single counterparty as of March 31, 2003 made up 13% of the ounces of outstanding gold sales commitments.

Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production and that fix price adjustment mechanisms based on market gold price in the case of any rescheduling of delivery dates. These contracts act as an economic hedge against possible price fluctuations in gold. The contracts have final delivery dates of up to 15 years from their start date, but we have the right to set a delivery date for any time during this period. At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table above reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates. The large majority of contracts are fixed through 2006. The expected contract prices are determined based on estimated gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates. In estimating these forward prices, we have incorporated an average gold lease rate assumption of 1.5% and assumptions of U.S. dollar interest rates consistent with market quotations for such rates. Variations between the estimated and actual forward price, influenced by variations between estimated and actual gold lease rates and U.S. dollar interest rates, will affect the final realized selling price.

BARRICK FIRST QUARTER REPORT 2003	15	NOTES TO FINANCIAL STATEMENTS

Gold lease rate contracts

We use receive-fixed pay-floating gold lease rate swap contracts to manage our gold lease rate exposure on our spot deferred gold sales contracts. These economic hedges do not qualify for hedge accounting and therefore the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses).

Variable price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have final delivery dates of up to 15 years from their start date, but we have the right to set a delivery date at any time during this period. All of the variable price gold sales contracts have expected delivery dates beyond 2007. The contract price equals the gold spot price on the interim delivery date subject to a specified maximum (“cap”) based on market conditions in the years shown in the table above, plus a fixed premium payable to us. The contract has a price adjustment mechanism that operates in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have similar delivery terms and pricing mechanisms as spot deferred gold sales contracts. A group of these contracts totaling 13.7 million ounces of silver are accounted for as normal sales contracts, as we physically deliver silver production into the contracts. For a separate group of contracts totaling 19 million ounces, we are unable to physically deliver under the contracts, and therefore they are accounted for as cash flow hedges.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

BARRICK FIRST QUARTER REPORT 2003	16	NOTES TO FINANCIAL STATEMENTS

C	Other derivative instruments outstanding as at March 31, 2003

Maturity	2003	2004	2005	2006	2007	2008+	Total

Interest rate contracts
Receive fixed — swaps and swaptions
Notional amount (millions)	—	$150	$75	$100	$525	$200	$1,050
Fixed rate (%)	—	3.6%	2.7%	3.0%	5.4%	3.7%	4.4%
Pay fixed — swaps and swaptions
Notional amount (millions)	—	—	—	—	—	$344	$344
Fixed rate (%)	—	—	—	—	—	5.6%	5.6%

Net notional position		$150	$75	$100	$525	$(144)	$706

Total return swaps
Notional amount (millions)	—	—	$10	—	—	—	$10

Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	$17	$255	$206	—	—	—	$478
Average Price (US$)	0.64	0.64	0.64	—	—	—	0.64
Canadian Dollar Min-Max Contracts
C$ (millions)	$155	—	—	—	—	—	$155
Average Cap Price (US$)	0.65	—	—	—	—	—	0.65
Average Floor Price (US$)	0.63	—	—	—	—	—	0.63
Australian Dollar Forwards
A$ (millions)	$83	$376	$288	$135	$20	$19	$921
Average Price (US$)	0.51	0.52	0.52	0.56	0.53	0.53	0.53
Australian Dollar Min-Max Contracts
A$ (millions)	$238	$20	$10	$10	—	—	$278
Average Cap Price (US$)	0.56	0.52	0.52	0.52	—	—	0.56
Average Floor Price (US$)	0.52	0.51	0.51	0.51	—	—	0.52
Fuel contracts
Barrels WTI (thousands)	180	—	—	—	—	—	180
Cap	$30	—	—	—	—	—	$30

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

•	we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$633 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,199 million.

•	we have elected receive-fixed interest rate swaps with a total notional amount of $800 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected receive-fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures.

•	we have elected an amortizing pay-fixed interest rate swap with a total notional amount of $194 million as at March 31, 2003 to be accounted for as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu.

BARRICK FIRST QUARTER REPORT 2003	17	NOTES TO FINANCIAL STATEMENTS

D	Non-hedge derivative gains (losses)

For the three months ended March 31	2003	2002

Commodity contracts	$1	$7
Currency contracts	1	(2)
Interest and lease rate contracts	34	(21)

	$36	$(16)

8	CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgement.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is likely that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not likely but is reasonably possible, or is likely but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A	Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

B	Litigation and claims

Inmet litigation

In October 1997, Homestake Canada Inc. (“HCI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

BARRICK FIRST QUARTER REPORT 2003	18	NOTES TO FINANCIAL STATEMENTS

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US $59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. A letter of credit of about C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal. The Appeal of HCI and the Cross-Appeal of Inmet will be heard beginning on June 2, 2003 and continuing through June 10, 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

BARRICK FIRST QUARTER REPORT 2003	19	NOTES TO FINANCIAL STATEMENTS

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. We have applied to the Court for dismissal of this action and we intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and future income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and future income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment of disputed taxes for prior years pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK FIRST QUARTER REPORT 2003	20	NOTES TO FINANCIAL STATEMENTS

9	SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been, or are being, closed.

Income statement information

					Segment income (loss)
	Gold Sales		Operating costs		before income taxes

For the three months ended March 31	2003	2002	2003	2002	2003	2002

Goldstrike	$179	$164	$131	$109	$13	$21
Pierina	67	70	17	16	18	15
Bulyanhulu	32	27	18	18	1	1
Kalgoorlie	32	29	20	20	7	1
Eskay Creek	29	28	6	3	14	6
Hemlo	22	25	14	18	4	—
Plutonic	24	20	13	12	6	2
Round Mountain	28	33	14	20	8	4
Other	36	79	29	50	(4)	11

	$449	$475	$262	$266	$67	$61

Asset information

			Segment capital
	Amortization		expenditures

For the three months ended March 31	2003	2002	2003	2002

Goldstrike	$35	$34	$12	$13
Pierina	32	39	1	1
Bulyanhulu	13	8	10	16
Kalgoorlie	5	8	1	2
Eskay Creek	9	19	2	2
Hemlo	4	7	3	1
Plutonic	5	6	5	3
Round Mountain	6	9	1	—
Pascua/Veladero	—	—	11	11
Cowal	—	—	4	—
Alto Chicama	—	—	8	—
Other	11	18	22	11

	$120	$148	$80	$60

BARRICK FIRST QUARTER REPORT 2003	21	NOTES TO FINANCIAL STATEMENTS

Reconciliation of segment income to enterprise net income

For the three months ended March 31	2003	2002

Segment total	$67	$61
Exploration and business development	(15)	(11)
Corporate expenses, net	(32)	(21)
Non-hedge derivative gains (losses)	36	(16)
Income taxes	(3)	15

Net income	$53	$28

BARRICK FIRST QUARTER REPORT 2003	22	NOTES TO FINANCIAL STATEMENTS

10	COMPONENTS OF OTHER NET OPERATING ACTIVITIES

For the three months ended March 31	2003		2002

Non-cash charges (credits):
Reclamation costs		$—	$9
Losses on short-term investments		•7	4
Gains on sale of property, plant and equipment		(2)	—
Changes in operating assets and liabilities:
Accounts receivable		•—	(20)
Inventories and other current assets		•7	32
Accounts payable and other current liabilities		•(19)	(40)
Payments of merger related costs		•—	(28)
Derivative instruments		•(33)	23
Payments of reclamation and closure costs		•(13)	(6)
Other items		15	(11)

Other net operating activities	$	•(38)	$(37)

BARRICK FIRST QUARTER REPORT 2003	23	NOTES TO FINANCIAL STATEMENTS